Filed Pursuant to Rule
                                           424(b)(3) in connection
                                                 with Registration
                                           Statement No. 333-24091


                           1,361,952 SHARES

                    FIRST COMMERCIAL CORPORATION

                             COMMON STOCK
                               __________

    The 1,361,952 shares of Common Stock being offered hereby (the "Shares") are being sold by the Selling Shareholder. See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of the Shares. The Shares will be offered by the Selling Shareholder directly in negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices relating to such prevailing market prices or at prices otherwise negotiated. The accompanying prospectus supplement sets forth the offering price and any other terms in connection with the offering and sale of the Shares.

    Prices for the Common Stock of the Company are quoted on the Nasdaq National Market under the symbol "FCLR." On March 26, 1997, the last reported sale price of the Common Stock quoted on the Nasdaq National Market was $39.38. See "Price Range of Common Stock and Dividends."

                              __________

    THE  SECURITIES OFFERED  HEREBY  ARE NOT  SAVINGS  OR DEPOSIT
    ACCOUNTS  AND  ARE NOT  INSURED  BY  THE SAVINGS  ASSOCIATION
    INSURANCE  FUND OR  THE  BANK INSURANCE  FUND OF  THE FEDERAL
    DEPOSIT INSURANCE CORPORATION.


                              -----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    =============================================================


              The date of this Prospectus is April 2, 1997.

                          [Inside Cover Page]

         No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of a date subsequent to the date hereof.

                         AVAILABLE INFORMATION

         First Commercial Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, such material may be accessed at the Commission's Web site (http://www.sec.gov).

         The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                               -----------

                       [Inside Cover Page Continued]

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, or the indicated portions thereof, filed with the Commission by the Company (File No.
    0-9676), are incorporated in this Prospectus by reference:

              (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

              (b) The description of the Company's common stock contained in the Registration Statement on Form 10 filed
         April 30, 1981 and any amendment or report filed for the purpose of updating such description; and

              (c) Registration Statement on Form 8-A for the preferred share purchase rights as filed on January 9, 1991.

         All  other documents  filed by  the Company  pursuant to
    Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereby shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so
    modified  or  superseded,  to   constitute  a  part  of  this
    Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Mr. J. Lynn Wright, Chief Financial Officer, First Commercial Corporation, Post Office Box 1471, Little Rock, Arkansas 72203, telephone (501) 371-7000.
                              __________

    =============================================================

                              THE COMPANY

         First Commercial Corporation (the "Company") is a multi-bank holding company headquartered in Little Rock, Arkansas. The Company currently owns 15 commercial banking institutions in the State of Arkansas, seven in the State of Texas, one in each of the States of Louisiana and Tennessee, and a 50% interest in each of two commercial banking institutions in Oklahoma. All of the Company's bank subsidiaries offer a broad range of traditional commercial and consumer banking services to the markets and communities they serve. Certain subsidiary banks additionally offer trust and fiduciary services and discount brokerage services. Collectively, the Company's bank subsidiaries are sometimes referred to in this Prospectus as the "Subsidiary Banks." The Company had total consolidated assets of approximately $5.5 billion, total consolidated deposits of approximately $4.8 billion, and total consolidated shareholders' equity of approximately $475 million as of December 31, 1996.

         The Company's largest subsidiary is First Commercial Bank, N.A. At December 31, 1996, First Commercial Bank had total assets of approximately $1.8 billion and total deposits of approximately $1.6 billion. First Commercial Bank is the largest bank in Arkansas, based upon total assets at December 31, 1996, and its offices are located within Pulaski County, the most populated county of Arkansas, adjacent Lonoke County, and Grant County.

         First Commercial Trust Company, N.A., a subsidiary of the Company, provides trust services through offices located in eight of the Arkansas Subsidiary Banks. First Commercial Mortgage Company, a subsidiary of First Commercial Bank, N.A., offers first mortgage loans and performs mortgage loan servicing operations. First Commercial Investments, Inc., also a subsidiary of First Commercial Bank, N.A., offers a full line of taxable and tax-exempt fixed income investments, as well as mutual fund products.

         The Company plans to continue to grow through a combination of quality service to customers in existing markets and such acquisitions as may complement the Company's organizational structure. The Company's focus is on retail and corporate customers in its primary market areas. The key operating strategy of the Company is to maximize the quality of service in local markets by placing authority for local market decisions in the hands of affiliate managers, while providing corporate level guidance, control and review to ensure local managerial accountability.

         The Company is incorporated under the laws  of the State
    of  Arkansas.    The executive  offices  of  the Company  are
    located  at 400  West Capitol  Avenue, Little  Rock, Arkansas
    72201.  Its telephone number is (501) 371-7000.

                    USE OF PROCEEDS BY THE COMPANY

         The Company will neither receive any proceeds from the Shares being offered by the Selling Shareholder, nor will any such proceeds be available for use by it or for its benefit.

               PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The Company's common stock is traded in the over-the-counter market and reported on the Nasdaq National Market under the symbol "FCLR." The following table shows for the periods indicated the high and low bid prices of the common stock as reported on the Nasdaq National Market and the cash dividends declared per share of common stock.

                                                      Cash
                             High           Low      Dividend
                             ----           ----     --------

    1995
         First Quarter       $21.70         $19.37    $.18
         Second Quarter       22.81          21.58     .18
         Third Quarter        25.14          22.48     .18
         Fourth Quarter       30.95          24.70     .20

    1996
         First Quarter       $31.19         $29.76    $.20
         Second Quarter       29.88          28.33     .20
         Third Quarter        32.86          27.86     .20
         Fourth Quarter       37.75          31.55     .24

    1997
         First Quarter       $41.88         $36.75    $.24
          (through March 26, 1997)

         The information above has been retroactively adjusted to reflect a 7% stock dividend declared in November 1995, and a 5% stock dividend declared in October 1996.

         A recent last reported sale price of the Company's common stock as reported on the Nasdaq National Market is set forth on the cover page of this Prospectus.

         The Company has paid consecutive quarterly dividends on its Common Stock since its formation in July 1983. Future dividends will depend upon future earnings, the financial position and cash requirements of the Company and such other factors as the Company's Board of Directors may deem relevant.

         The Company is restricted under the provisions of certain loan covenants in paying dividends (other than stock dividends) or retiring capital stock if the amount of such payments would exceed prescribed limits. Retained earnings in excess of earnings so restricted by these covenants and available for distribution totaled approximately $239 million at December 31, 1996.

         The Company's ability to pay dividends will depend primarily upon dividends and fees paid to it by its subsidiaries. Such payments must be consistent with the requirements and limitations of Federal and state banking laws, which, among other things, establish acceptable levels of capital that must be maintained.

                          SELLING SHAREHOLDER

         On  February  13,  1997,  the  Company  acquired  W.B.T.
    Holding Company ("WBT") and its wholly-owned subsidiary, United American Bank in Memphis, Tennessee. U.A.B. Holding Trust (the "Selling Shareholder"), which was the sole stockholder of WBT, received 1,361,952 shares of the Company's common stock in exchange for its shares of WBT common stock. The Selling Shareholder is including an aggregate of 1,361,952 shares of the Company's common stock in the Registration Statement of which this Prospectus is a part.

                         PLAN OF DISTRIBUTION

         The Shares offered  hereby may be offered  and sold from
    time to  time by  the Selling  Shareholder, or  by  pledgees,
    donees,  transferees or  other successors  in interest.   See
    "Selling Shareholder."


         The distribution of the Shares may be effected by the Selling Shareholder directly from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, and in a combination of such methods of sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with any sales through brokers or dealers, the brokers or dealers may receive compensation in the form of commissions from the Selling Shareholder.


         The Company shall pay all filing fees, expenses of complying with state securities or Blue Sky laws, fees and disbursements of counsel for the Company, and accountant's fees. The Selling Shareholder shall pay all underwriting fees and commissions incurred by it and all fees and disbursements of counsel for Selling Shareholder.

                             LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Friday, Eldredge & Clark, Little

    Rock, Arkansas.  Paul B.  Benham III,  a  partner of  Friday,
    Eldredge & Clark, beneficially owns, individually and through various retirement plans, 1,945 shares of First Commercial common stock.

                                EXPERTS

         The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.